CanAlaska Ventures Ltd.

TSX.V –  CVV   OTCBB – CVVLF

 Toll Free 1.800.667.1870

 www.canalaska.com

CanAlaska Completes Further Airborne Geophysical Surveys

Drill Program to Commence

FOR IMMEDIATE RELEASE

News Release

January 25, 2006 Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) the Company is pleased to report that the final data for two MEGATEM® electromagnetic airborne geophysical surveys have been received from Fugro Airborne Surveys.  The Alberta survey consists of 4,611 line-km and covers the “Alberta” (128,912 ha) Property.  The “Lake Athabasca” survey consists of 1,695 line-km and covers the western part of the 104,347 ha Lake Athabasca Property.  Both sets of data show multiple geophysical features which appear anomalous to surrounding data sets.  The survey data have been forwarded to Condor Consulting Inc in Denver, Colorado for additional processing and further detailed interpretations.  The Company has employed Condor Consulting Inc, an experienced geophysical consulting group, for reviews of all previous geophysical surveys.

Highlights

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Results of two additional MEGATEM® surveys received from Fugro Airborne Surveys.  Further processing and imaging underway by Condor Consulting Ltd.

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Final interpretation report received from Condor Consulting Ltd on first VTEM® airborne survey of Lake Athabasca Property.  Six priority drill targets defined.

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Ground geophysics and drilling to follow on Stewart Island Uranium deposit.

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Falcon® High resolution Airborne Gravity Survey received for Helmer Lake.

The final report on processing and interpretation of the 1,076 line-km VTEM® survey flown in 2005 by Geotech Ltd, has been received from Condor Consulting Inc.  It covers the southeastern part of the Lake Athabasca Property. The interpretation defined six primary drill targets related to anomalous conductive targets and irregular offsets of geological trends.  In addition there are 10 secondary drill targets.  Several of these are in the vicinity of known uranium mineralisation, such as the Stewart Island showing.

The Stewart Island showing is a high-grade sandstone-hosted uranium mineralisation with associated clay alteration, located about 50 metres above the unconformity in the vicinity of a strong EW trending structure.  Grades reach 5% U3O8 in outcrop and a small historical ‘reserve” (non 43-101 compliant) has previously been reported.  This showing is an indication that this area possesses the potential for unconformity-type uranium mineralisation.  Previous drilling was mostly shallow and did not test adequately the unconformity in the vicinity of the showing.  Preparations are being made for a programme of surface geophysics followed by drilling.  This program is expected to begin in late February.  Drilling will test the unconformity below the Stewart Island showing as well as geophysical targets defined from the Condor Consulting Inc interpretation of the VTEM® survey.

On the Helmer Property, preliminary results have also been received from BHP Billiton on their Falcon® high-resolution airborne gravity-gradiometry survey.  The gravity survey better defines the location of structures related to the Grease River shear zone.  These were partially defined by previous surveys, but historical drill information in this area indicate a vertical offset on this structure of up to 460 metres (1,500 feet).  The Company has developed priority drill targets in this area which will investigate what is indicated to be the source of uranium rich surface boulder trains, and clay alteration zones in the overlying sandstones.

The Company is also pleased to report the completion of camp construction, and drill pad layout for the West MacArthur property.  Drill mobilization is imminent.  The Company has contracted Cyr Drilling International Ltd of Winnipeg for a minimum 5000 metres program for this property.  Further drill details on this and other properties will be reported in the near future.

The qualified person for this release is Peter G. Dasler, P.Geo., President & CEO of CanAlaska Ventures.

About CanAlaska Ventures

CanAlaska has 16, 100% owned, uranium projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 1,860,000 acres.  In 2005, CanAlaska expended over C$4 million exploring its properties in the Athabasca Basin.  The Company is presently analyzing data collected during the summer and fall exploration programs.  Drilling on CanAlaska’s West McArthur project is scheduled to begin in February.

Investor Contact: Emil Fung, Corporate Development Tel: +1.604.685.1870 / 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President & CEO

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.